SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            QLT Phototherapeutic Inc.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    74692710
                                 --------------
                                 (CUSIP Number)

                                   __________

    Check the following box if a fee is being paid with this statement |X|.

                                Page 1 of 7 Pages

                                                                    SCHEDULE 13G

CUSIP No. 74692710                                           Page 2 of  7  Pages
- --------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  T.A.L. Investment Counsel Ltd.

- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)     |_|

                                                             (b)     |_|

- --------------------------------------------------------------------------------
3)       SEC USE ONLY


- --------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

- --------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      1,179,975 shares of Common Stock
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                        Not applicable
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         1,373,600 shares of Common Stock
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         Not applicable
- --------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                               1,375,850 shares of Common Stock

- --------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    |_|

- --------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  6.78%

- --------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
                  IA
- --------------------------------------------------------------------------------

                                  Schedule 13G

ITEM 1(A). NAME OF ISSUER:

           QLT Phototherapeutic Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           QLT Place, 520 West 6th Avenue, Vancouver, British Columbia V5Z 4H5

ITEM 2(A). NAME OF PERSON FILING:

           T.A.L. Investment Counsel Ltd.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The principal business office is 1000 de la Gauchetiere West, Suite 3100, Montreal, Quebec, Canada H3B 4W5

ITEM 2(C). CITIZENSHIP:

           Canada

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(e). CUSIP NUMBER:

           74692710

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

           (e) |X| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

ITEM 4.    OWNERSHIP.

           (a) Amount beneficially owned: 1,375,850 shares of Common Stock

           (b) percent of class: 6.78%

           (c) Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote: 1,179,975 shares of Common Stock

           (ii)   Shared power to vote or to direct the vote: Not applicable

           (iii)  Sole  power  to  dispose  or to  direct  the  disposition  of:
                  1,373,600 shares of Common Stock

           (iv) Shared power to dispose or to direct the disposition of : Not applicable


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of QLT Phototherapeutic Inc. No one person's interest in the common stock of QLT Phototherapeutic Inc. is more than five percent of the total outstanding common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with T.A.L. Investment Counsel Ltd.'s beneficial ownership of the common stock of QLT Phototherapeutic Inc. at December 31, 1995 is true, complete and correct.


Date: August 5, 1996

                                       T.A.L. INVESTMENT COUNSEL LTD.



                                       /s/ Assunta Di Lorenzo
                                       ----------------------
                                       By: Assunta Di Lorenzo
                                           Legal Counsel and Corporate Secretary